July 23, 2008

Dennis C. Hult
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549

RE:	Integrated Surgical Systems, Inc.
Form 8-K dated July 15, 2008
Filed July 21, 2008
File No. 1-12471

Dear Mr. Hult:

We have reviewed your comment letter dated July 22, 2008 to Michael J. Tomczak in respect of the above-referenced filing. On behalf of Integrated Surgical Systems, Inc. (the “Company”), we herewith set forth the response of the Company to the comment contained in your letter. The Company is simultaneously filing a Form 8-K/A to reflect the appropriate change.

1. Response:

On July 16, 2008, the Company engaged Singer Lewak LLP as its new registered accountant. The referenced Form 8-K erroneously referred to “Singer Lewak Greenbaum & Goldstein LLP” instead of “Singer Lewak LLP.” Singer Lewak Greenbaum & Goldstein LLP changed its name to Singer Lewak LLP on July 1, 2008. Singer Lewak LLP is fully registered with the Public Company Accounting Oversight Board. The Form 8-K/A accurately reflects the proper name.

Dennis C. Hult
July 23, 2008

As requested in your letter, the Company hereby acknowledges the following:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SNOW BECKER KRAUSS P.C.

By:	/s/ David R. Fishkin
David R. Fishkin

cc:	Michael J. Tomczak
Christopher Marlett
Robert M. Levande
Jack Becker, Esq.